FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              MAXXIM MEDICAL, INC.
             (Exact name of registrant as specified in its charter)

                 TEXAS                                  76-0291634
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

104 INDUSTRIAL BLVD., SUGAR LAND, TEXAS                      77478
(Address of principal executive offices)                   (Zip Code)

      Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class           Name of each exchange on which
            to be so registered           each class is to be registered
            -------------------           ------------------------------
            RIGHTS TO PURCHASE            NEW YORK STOCK EXCHANGE
            PREFERRED STOCK

      If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

      If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

      Securities to be registered pursuant to Section 12(g) of the Act.  NONE

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1.    INFORMATION REQUIRED IN REGISTRATION STATEMENT

      On July 10, 1997, the Board of Directors of Maxxim Medical, Inc. (the "Company") declared a dividend of one right to purchase preferred stock ("Right") for each outstanding share of the Company's Common Stock, par value $0.001 per share ("Common Stock"), to stockholders of record at the close of business on September 15, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at an exercise price of $85 per one one-thousandth of a Preferred Share, subject to adjustment (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of July 10, 1997, as it may from time to time be supplemented or amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent.

      The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement, a copy of which is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

      Initially, the Rights will be evidenced by and trade with all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons, with certain exceptions, (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Shares Acquisition Date"), or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 14, 2007 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

      As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

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      In the event (a "Flip-In Event") that a person becomes an Acquiring Person
(except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of certain members of the board of directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Per Share Market Price (as defined in the Rights Agreement) equal to two times the Exercise Price.. Notwithstanding the foregoing, following the occurrence of any FlipIn Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement.

      In the event (a "Flip-Over Event") that, at any time from and after the Shares Acquisition Date (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's consolidated assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Per Share Market Price equal to two times the Exercise Price. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

      The Exercise Price payable and the number of Preferred Shares, shares of Common Stock or other securities or property issuable, upon exercise of the Rights, as well as the number of Rights, are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. No fractional portion less than integral multiples of one share of Common Stock or one one-thousandth of a Preferred Share are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

      At any time on or prior to the earlier of (i) the Shares Acquisition Date and (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

      At any time after the occurrence of a Triggering Event, but prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one share of Common Stock per Right.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. While the distribution of the Rights

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should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

      The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to 1,000 times the amount paid per share of Common Stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each Preferred Share will have 1,000 votes, voting together with the Common Stock. These rights are protected by customary anti-dilution provisions. The value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

      Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company before a Triggering Event. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holder of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

      The Rights will have certain anti-takeover effects. The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company, even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Board of Directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board of Directors of the Company.

      Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, and will not change the way in which the Company's shares are presently traded.

2.    EXHIBITS.

      1. Rights Agreement dated as of July 10, 1997 between Maxxim Medical, Inc. and Harris Trust and Savings Bank, as Rights Agent, which includes as Exhibit A the Statement of Resolution Establishing Series of Shares, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Shareholder Rights Plan Summary of Rights. Pursuant to the Rights Agreement, Rights Certificates

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will not be mailed to holders of Rights until after the Distribution Date (as defined in the Rights Agreement).

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     MAXXIM MEDICAL, INC.

                                     By: /s/ KENNETH W. DAVIDSON
                                             Kenneth W. Davidson, President
                                             and Chief Executive Officer

Date: July 10, 1997